Exhibit 99.1

Joint Filer Information

Name:	A. Jerrold Perenchio

Relationship to Issuer:	10% owner - The reporting person disclaims beneficial ownership of the reported security.

Address:	1999 Avenue of the Stars, Suite 3050 Los Angeles, CA 90067

Designated Filer:	Univision Communications Inc.

Issuer & Ticker Symbol:	Entravision Communications Corporation (EVC)

Date of Event Requiring Statement:	January 1, 2006

Signature:

/s/ A. Jerrold Perenchio
A. Jerrold Perenchio